United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 14, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

October 8-14, 2025

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Transactions in Own Shares	October 8, 2025
Transactions in Own Shares	October 9, 2025
Transactions in Own Shares	October 10, 2025
Transactions in Own Shares	October 13, 2025
Transactions in Own Shares	October 14, 2025

October 8, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 7 October 2025 it purchased a total of: (i) 75,223 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 34,000 ordinary shares on the London Trading Venues[2] from Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	7 October 2025	7 October 2025	7 October 2025	7 October 2025	7 October 2025
Aggregate number of ordinary shares purchased	75,223	25,900	2,000	6,000	100
Highest price paid (per ordinary share)	USD 88.5500	GBP 65.5000	GBP 65.5000	GBP 65.6000	GBP 65.5000
Lowest price paid (per ordinary share)	USD 86.7000	GBP 64.6000	GBP 64.6000	GBP 64.6000	GBP 64.6000
Volume weighted average price paid (per ordinary share)	USD 87.8327	GBP 65.1154	GBP 65.1296	GBP 65.1505	GBP 65.1010

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/4604C_1-2025-10-7.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The "London Trading Venues" comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

October 9, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 8 October 2025 it purchased a total of: (i) 74,812 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 34,000 ordinary shares on the London Trading Venues[2] from Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	8 October 2025	8 October 2025	8 October 2025	8 October 2025	8 October 2025
Aggregate number of ordinary shares purchased	74,812	25,900	2,000	6,000	100
Highest price paid (per ordinary share)	USD 88.4600	GBP 66.0000	GBP 66.0000	GBP 66.0000	GBP 66.0000
Lowest price paid (per ordinary share)	USD 86.9400	GBP 65.4000	GBP 65.4000	GBP 65.4000	GBP 65.5000
Volume weighted average price paid (per ordinary share)	USD 87.8063	GBP 65.7049	GBP 65.7023	GBP 65.6879	GBP 65.7090

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/6441C_1-2025-10-8.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

October 10, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 9 October 2025 it purchased a total of: (i) 74,467 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 34,000 ordinary shares on the London Trading Venues[2] from Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	9 October 2025	9 October 2025	9 October 2025	9 October 2025	9 October 2025
Aggregate number of ordinary shares purchased	74,467	26,400	2,000	5,500	100
Highest price paid (per ordinary share)	USD 88.1600	GBP 66.1000	GBP 66.1000	GBP 66.1000	GBP 66.2000
Lowest price paid (per ordinary share)	USD 87.1600	GBP 65.2000	GBP 65.2000	GBP 65.2000	GBP 65.2000
Volume weighted average price paid (per ordinary share)	USD 87.7036	GBP 65.7289	GBP 65.7400	GBP 65.7349	GBP 65.7440

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/8272C_1-2025-10-9.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The "London Trading Venues" comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

October 13, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 10 October 2025 it purchased a total of: (i) 74,564 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 34,000 ordinary shares on the London Trading Venues[2] from Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	10 October 2025	10 October 2025	10 October 2025	10 October 2025	10 October 2025
Aggregate number of ordinary shares purchased	74,564	26,400	2,000	5,500	100
Highest price paid (per ordinary share)	USD 88.5200	GBP 66.8000	GBP 66.7000	GBP 66.7000	GBP 66.7000
Lowest price paid (per ordinary share)	USD 87.6200	GBP 65.9000	GBP 66.0000	GBP 65.9000	GBP 66.0000
Volume weighted average price paid (per ordinary share)	USD 88.0173	GBP 66.3761	GBP 66.3960	GBP 66.3868	GBP 66.3870

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/0740D_1-2025-10-12.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The "London Trading Venues" comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

October 14, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 13 October 2025 it purchased a total of: (i) 73,917 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 31,640 ordinary shares on the London Trading Venues[2] by Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	13 October 2025	13 October 2025	13 October 2025	13 October 2025	13 October 2025
Aggregate number of ordinary shares purchased	73,917	20,000	4,000	7,640	0
Highest price paid (per ordinary share)	USD 89.2900	GBP 67.0000	GBP 67.0000	GBP 67.0000	GBP 0.0000
Lowest price paid (per ordinary share)	USD 87.9000	GBP 65.8000	GBP 65.8000	GBP 65.8000	GBP 0.0000
Volume weighted average price paid (per ordinary share)	USD 88.4577	GBP 66.2904	GBP 66.2680	GBP 66.2885	GBP 0.0000

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/1935D_1-2025-10-13.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.

[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: October 14, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary